UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 14, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Planet Payment Inc.

File No. 333-175705 - CF#27255

_____

Planet Payment Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on July 21, 2011, as amended.

Based on representations by Planet Payment Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.13	through	March 9, 2016
Exhibit 10.14	through	October 31, 2013
Exhibit 10.15	through	October 19, 2014
Exhibit 10.16	through	January 20, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Mara L. Ransom
Assistant Director